                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/X/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person


Marshall                                Donald                          R.A.
(Last)                                  (First)                         (Middle)


927 Mohawk Road
                                       (Street)


Franklin Lakes                         New Jersey                       07417
(City)                                 (State)                          (Zip)

2.    Issuer Name and Ticker or Trading Symbol

      Maxcor Financial Group Inc. (formerly Financial Services Acquisition Corporation) (Common Stock: "MAXF")

3.    IRS or Social Security Number of Reporting Person (Voluntary)


4.    Statement for Month/Year

      11/97

5.    If Amendment, Date of Original (Month/Year)


6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)

/ /   Director                            /X/   10% Owner
/ /   Officer (give title below)          / /   Other (specify below)

      --------------------------------------------------------------------

7.    Individual or Joint/Group Filing (Check applicable line)


/X/   Form filed by One Reporting Person
/ /   Form filed by More than One Reporting Person

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
a.  Common Stock, par value    11/17/97    J              149,301       A    (1)         682,616      D
    $.001

b.

c.

d.

                                                                          Page 2

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                          sion or   3. Trans-                     ative Securities            and Expiration Date
                                          Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                          Price of     Date        tion Code      Disposed of (D)          ----------------------
                                          Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative                    ative        Day/     -------------  --------------------------  Exercis-    Expiration
   Security (Instr. 3)                    Security     Year)     Code     V        (A)           (D)       able        Date
------------------------------         -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
a. Series B Redeemable                 $5.00        11/17/97    J                            895,632       Immediate   11/30/01
Common Stock Purchase
Warrants

b.

c.

                                                                                      9. Number of
                                                                                         Derivative  10. Ownership
                                                                                         Securities      Form of
                             7. Title and Amount of Underlying                           Benefi-         Derivative
                                Securities (Instr. 3 and 4)                              cially          Security:   11. Nature of
                             ----------------------------------------  8. Price of       Owned at        Direct          Indirect
                                                           Amount or      Derivative     End of          (D) or          Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           Indirect        Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (I)             (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
a. Series B Redeemable       Common Stock,                895,632      (1)            0              D
Common Stock Purchase        par value $.001
Warrants

b.

c.

Explanation of Responses:

(1) On October 16, 1997, the Issuer commenced an exchange offer (the "Offer") pursuant to which it offered to exchange 0.1667 of a share of its Common Stock for each and every of its outstanding Redeemable Common Stock Purchase Warrants (regardless of whether Series A or Series B), with cash paid in lieu of issuing fractional shares. The Issuer consummated the Offer on November 17, 1997. Pursuant to the Offer, the Reporting Person tendered all 895,632 Warrants held by him and received in exchange therefor 149,301 shares of Common Stock.



/s/ Donald R.A. Marshall                         December 10, 1997
------------------------------------------       ----------------------------
 **Signature of Reporting Person                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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